LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

June 2, 2020

VIA EDGAR TRANSMISSION

Christopher Bellacicco
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:     Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Post- Effective Amendment No. 36 to the Trust’s Registration Statement on Form N-1A
TrueShares Structured Outcome ETFs (the “Funds”)

Dear Mr. Bellacicco:

This correspondence is in response to comments you provided on May 22, 2020 to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Funds and the Trust’s Post-Effective Amendment No. 36 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on February 4, 2020. The Trust notes that it previously submitted responses to your oral comments received on March 20, 2020 and May 12, 2020 regarding the Amendment under separate cover filed on April 13, 2020 and May 13, 2020. For your convenience, your comments have been reproduced with responses following each comment.

Comment 1.     The Staff notes that the Trust provided, in response to Comment 1 of its May 12, 2020 correspondence, additional bullet point disclosures to the cover page of the Prospectus. The Amendment should include the remaining bullet point disclosure included in similar filings (see Innovator ETF).

Response:     The Trust has inserted the requested disclosure into the Amendment.

Comment 2.     With respect to the Trust’s response to Comment 3 in its May 12, 2020 correspondence:

a.	Please note the Staff believes the information included in the response should be included in each Fund’s investment strategy section of the Prospectus.

b.
Please note the Staff believes that the charts included in similar filings (e.g., Innovator ETF) can be helpful in assisting investors understanding how such products work and the Trust should consider adding such charts to the Prospectus.

c.	The Staff notes that the table on page 3 of the Prospectus does not indicate the “prospective change” if a decline is between 8% and 12%. Please include this information in the chart.

Response:     The Trust has added the requested disclosure, added a similar bar chart, and revised the referenced table to address a decline between 8% and 12%.

Comment 3.     Please consider disclosing the use of treasuries in each Fund’s investment strategy section of the Prospectus.

Response:     The Trust has added the suggested disclosure.

Comment 4.     Please note the Staff believes that the Funds should disclose the ETFs on which they may purchase options and confirm that the Trust would disclose in advance if a Fund plans to use a different ETF in the future.

Response:     As each Fund does not intend to invest in options on an ETF unless such an option is more beneficial than investing in an option on the Index, the Trust respectfully declines to insert the requested disclosure. If at some time a Fund does invest in options on an ETF to a significant extent, the Trust will include appropriate disclosure in its registration statement.

Comment 5.     Please consider augmenting each Fund’s investment strategy with the language included in the Trust’s response to Comment 6 of its May 12, 2020 correspondence, as it clarifies the extent to which the Funds will use different types of options and the reason for doing so.

Response:     The Trust has added the suggested disclosure.

Comment 6.     Please explain to the Staff why the term “Structured Outcome” in the name of the Funds is not misleading given that the Funds track the Index loosely.

Response:     The term “structured” is intended to describe each Fund’s use of a formulaic investment strategy to achieve a prescribed outcome. Further, the term “outcome” is being used by the Trust to describe return, (i.e., each Fund seeks a specific return derived throughout the implementation of its formulaic (or structured) investment strategy). The Trust also notes that there is precedent for the use of this naming convention by the AllianzGI Structured Return Fund, which also employs an active management strategy.

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If you have any questions or require further information, please contact Kent Barnes at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary